UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)


  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               Register.com, Inc.
                               ------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)


                                    75914G101
                                    ---------
                                 (CUSIP Number)


                Mr. James A. Mitarotonda c/o Barington Companies
                              Equity Partners, L.P.
                         888 Seventh Avenue, 17th Floor
                              New York, N.Y. 10019
                                 (212) 974-5700
                                 --------------

                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                 March 11, 2004
                                 --------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: |_|.

                                  SCHEDULE 13D

CUSIP No. 75914G101
-------------------

1)  NAME OF REPORTING PERSON
    S.S.  OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Barington Companies Equity Partners, L.P.                        13-4088890
 -------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)  [x]
                                                           (b)  |_|
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS

    WC
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                          |_|
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                              7)    SOLE VOTING POWER
NUMBER OF                           405,179
SHARES                      ----------------------------------------------------
BENEFICIALLY                  8)    SHARED VOTING POWER
OWNED BY                            none
EACH                        ----------------------------------------------------
REPORTING                     9)    SOLE DISPOSITIVE POWER
PERSON                              405,179
WITH                        ----------------------------------------------------
                             10)    SHARED DISPOSITIVE POWER
                                    none
--------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    405,179
--------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|
--------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    1.72%
--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON

    PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 75914G101
-------------------

1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Barington Companies Offshore Fund, Ltd. (BVI)
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [x]
                                                          (b)  |_|
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS

    WC
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                          |_|
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

    British Virgin Islands
--------------------------------------------------------------------------------
                              7)    SOLE VOTING POWER
NUMBER OF                           27,456
SHARES                      ----------------------------------------------------
BENEFICIALLY                  8)    SHARED VOTING POWER
OWNED BY                            none
EACH                        ----------------------------------------------------
REPORTING                     9)    SOLE DISPOSITIVE POWER
PERSON                              27,456
WITH                        ----------------------------------------------------
                             10)    SHARED DISPOSITIVE POWER
                                    none
--------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    27,456
--------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|
--------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.12%
--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
    OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                  SCHEDULE 13D

CUSIP No. 75914G101
-------------------

1)  NAME OF REPORTING PERSON
    S.S.  OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Starboard Value & Opportunity Fund, LLC
 -------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)  [x]
                                                        (b)  |_|
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS

    WC
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                          |_|
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                              7)  SOLE VOTING POWER
NUMBER OF                         739,138
SHARES                       ---------------------------------------------------
BENEFICIALLY                  8)  SHARED VOTING POWER
OWNED BY                          none
EACH                         ---------------------------------------------------
REPORTING                     9)  SOLE DISPOSITIVE POWER
PERSON                            739,138
WITH                         ---------------------------------------------------
                             10)  SHARED DISPOSITIVE POWER
                                  none
--------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    739,138
--------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|
--------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    3.14%
--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON

    OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 75914G101
-------------------

1)  NAME OF REPORTING PERSON
    S.S.  OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Parche, LLC
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [x]
                                                         (b)  |_|
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS

    WC
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                          |_|
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                              7)   SOLE VOTING POWER
NUMBER OF                          385,159
SHARES                       ---------------------------------------------------
BENEFICIALLY                  8)   SHARED VOTING POWER
OWNED BY                           none
EACH                         ---------------------------------------------------
REPORTING                     9)   SOLE DISPOSITIVE POWER
PERSON                             385,159
WITH                         ---------------------------------------------------
                             10)   SHARED DISPOSITIVE POWER
                                   none
--------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    385,159
--------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|
--------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    1.64%
--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON

    OO
--------------------------------------------------------------------------------

            Item 1. Security and Issuer. The class of equity securities to which this Statement relates is the common stock (the "Common Stock") of Register.com, Inc. (the "Company"). The principal executive offices of the Company are located at 575 Eighth Avenue, 8th Floor, New York, NY 10018.

            Item 2.  Identity and Background.

            (a) - (c) This statement is being filed by Barington Companies Equity Partners, L.P. and certain other persons as more particularly set forth below (each, a "Reporting Entity" and, collectively, the "Reporting Entities").

      As of the date of this filing, the Reporting Entities are the beneficial owners of, in the aggregate, 1,556,932 shares of Common Stock, representing approximately 6.61% of the shares of Common Stock presently outstanding.

      Barington Companies Equity Partners, L.P. is a Delaware limited partnership formed to engage in the business of acquiring, holding and disposing of investments in various companies.

The address of the principal offices of Barington Companies Equity Partners, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

      Barington Companies Offshore Fund, Ltd. (BVI) is a limited company organized under the laws of the British Virgin Islands formed to engage in the business of acquiring, holding and disposing of investments in various companies. The address of the principal offices of Barington Companies Offshore Fund, Ltd. (BVI) is c/o Bison Financial Services LTD, Bison Court Road Town, Tortola, British Virgin Islands.

      The general partner of Barington Companies Equity Partners, L.P. is Barington Companies Investors, LLC. Barington Companies Investors, LLC is a Delaware limited liability company formed to be the general partner of Barington Companies Equity Partners, L.P. The address of the principal offices of Barington Companies Investors, LLC is 888 Seventh Avenue, 17th Floor, New York, New York 10019. James Mitarotonda is the managing member of Barington Companies Investors, LLC. The business address of Mr. Mitarotonda is c/o Barington Capital Group, L.P., 888 Seventh Avenue, 17th Floor, New York, New York 10019. Mr. Mitarotonda is the sole stockholder of LNA Capital Corp., the general partner of Barington Capital Group, L.P. The address of the principal offices of LNA Capital Corp. is 888 Seventh Avenue, 17th Floor, New York, New York 10019. Barington Capital Group, L.P. is the Managing Member of Barington Companies Advisors, LLC, the investment advisor of Barington Companies Offshore Fund, Ltd.
(BVI), which has voting power with respect to the shares owned by Barington Companies Offshore Fund, Ltd. (BVI). The address of the principal offices of Barington Companies Advisors, LLC is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

      Each of Starboard Value & Opportunity Fund, LLC and Parche, LLC is a Delaware limited liability company formed for the purpose of making equity investments and, on occasion, taking active roles in the management of portfolio companies in order to enhance shareholder value. The address of the principal offices of Starboard Value & Opportunity Fund, LLC is 666 Third Avenue, 26th Floor, New York, New York 10017. The address of the principal offices of Parche, LLC is 666 Third Avenue, 26th Floor, New York, New York 10017.

      The managing member of each of Starboard Value & Opportunity Fund, LLC and Parche, LLC is Admiral Advisors, LLC. The sole member of Admiral Advisors, LLC is Ramius Capital Group, LLC. Ramius Capital Group, LLC is a Delaware limited liability company that is engaged in money management and investment advisory services for third parties and proprietary accounts. The address of the principal offices of Ramius Capital Group, LLC is 666 Third Avenue, 26th Floor, New York, New York 10017. The Managing Member of Ramius Capital Group, LLC is C4S & Co., LLC, a Delaware limited liability company formed to be the managing member of Ramius Capital Group, LLC. The address of the principal offices of C4S & Co., LLC is 666 Third Avenue, 26th Floor, New York, New York 10017. Each of Peter A. Cohen, Morgan B. Stark, Jeffrey M. Solomon and Thomas W. Strauss is a managing member of C4S & Co., LLC. The business address of each of Messrs. Cohen, Stark, Solomon and Strauss is 666 Third Avenue, 26th Floor, New York, New York 10017.

      The Reporting Entities and certain of their affiliates as well as certain third parties are subject to an agreement with the Company dated June 9, 2003 (the "Agreement"). The Agreement has been filed as Exhibit 10.42 to the Company's Form 8-K filed with the Securities and Exchange Commission on June 10, 2003 and is hereby incorporated by this reference. The Reporting Entities understand that one of the signatories to the Agreement, Jewelcor Management, Inc., currently beneficially owns 326,360 shares of Common Stock. The Reporting Entities disclaim membership in any "group" with Jewelcor Management, Inc. in connection with its ownership of Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

            (d) - (e) During the last five years, none of the Reporting Entities or any other person identified in response to this Item 2 was convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

            (f) Each natural person identified in Item 2 is a citizen of the United States.

            Item 3. Source and Amount of Funds or Other Consideration.

            Starboard Value & Opportunity Fund, LLC acquired an aggregate of 739,138 shares of Common Stock as of March 1, 2004 at a per share price of $5.62, equal to the last reported sales price on the NASDAQ National Market System on the date the transaction was completed, or an aggregate of $4,153,955. Parche, LLC, acquired an aggregate of 385,159 shares of Common Stock as of March 1, 2004 at a per share price of $5.62, equal to the last reported sales price on the NASDAQ National Market System on the date the transaction was completed, or an aggregate of $2,164,593. In each case, such shares were acquired in private transactions with various sellers for which Ramius Capital Group, LLC or an affiliate serves as the investment manager, the managing member, or the managing member of the investment manager. Ramius Capital Group, LLC is the sole member of Admiral Advisors, LLC, which is the managing member of each of Starboard Value & Opportunity Fund, LLC, and Parche, LLC. The total of 739,138 shares transferred to Starboard Value & Opportunity Fund, LLC, and 385,159 shares transferred to Parche, LLC, were initially acquired by the transferors for an aggregate (including broker's fees and commissions) of $4,143,876 and $1,983,757 respectively. Such transferors had, within the 60 days prior to the date hereof, effected the following transactions in Common Stock: (i) 3/10/04 purchased 3,335 shares at a price per share of $5.43; 3/10/04 purchased 4,739 shares at a price per share of $5.48; 3/10/04 purchased 1,547 shares at a price per share of $5.43; 3/10/04 purchased 2,197 shares at a price per share of $5.48; 3/11/04 purchased 23,007 shares at a price per share of $5.59; 3/11/04 purchased 51,169 shares at a price per share of $5.59; 3/11/04 purchased 10,667 shares at a price per share of $5.59; 3/11/04 purchased 23,729 shares at a price per share of $5.59; 3/12/04 purchased 10,350 shares at a price per share of $5.59; 3/12/04 purchased 4,800 shares at a price per share of $5.59; 3/15/04 purchased 2,162 shares at a price per share of $5.50; 3/15/04 purchased 2,162 shares at a price per share of $5.50, in the case of shares thereafter transferred to Starboard Value & Opportunity Fund, LLC; and (ii) 2/17/04 sold 552 shares at a price per share of $5.14; 3/10/04 purchased 4,785 shares at a price per share of $5.43; 3/10/04 purchased 6,798 shares at a price per share of $5.48; 3/11/04 purchased 33,000 shares at a price per share of $5.59; 3/11/04 purchased 73,412 shares at a price per share of $5.59; 3/12/04 purchased 14,850 shares at a price per share of $5.59; 3/15/04 purchased 3,102 shares at a price per share of $5.50, in the case of shares thereafter transferred to Parche, LLC.

       All purchases of Common Stock referenced above were funded by working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. The aggregate amount of the funds expended by Starboard Value & Opportunity Fund, LLC and Parche, LLC for such purchases was $8,749,958.

      Barington Companies Equity Partners, L.P. and Barington Companies Offshore Fund Ltd. (BVI) acquired an aggregate of 405,179 shares of Common Stock and 27,456 shares of Common Stock, respectively, in open market transactions, including transactions described in the attached Schedule, for an aggregate (including broker's fees and commissions) of $2,120,306 and $153,122 , respectively. All such purchases of Common Stock were funded by working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. The aggregate amount of the funds expended by Barington Companies Equity Partners, L.P. and Barington Companies Offshore Fund Ltd. (BVI) for such purchases was $2,273,428.


            Item 4.  Purpose of Transaction.

      Certain of the Reporting Entities and their affiliates and certain other stockholders of the Company, including Jewelcor Management, Inc., filed a
Schedule 14A with the Securities and Exchange Commission on January 28, 2003 stating, among other things, that certain of them had nominated directors and submitted certain other proposals for consideration at the Company's 2003 annual meeting of stockholders. At the time of the filing of the Schedule 14A, such stockholders beneficially owned, in the aggregate, less than 5% of the outstanding shares of Common Stock.

      Thereafter, such stockholders, certain other parties and the Company executed the Agreement (as defined above) which provided for, among other things, the nomination of James A. Mitarotonda for election to the Company's Board of Directors, the distribution by the Company of cash to holders of Common Stock and the taking of certain other actions, and restrictions with respect to certain actions relating to the Company by the signatories and their respective affiliates during a "Standstill Period", as defined in the Agreement.

      The Reporting Entities expressly disclaim membership in any group within the meaning of Section 13(d) of the Exchange Act with Jewelcor Management, Inc. and expressly disclaim any beneficial ownership of Common Stock held by Jewelcor Management, Inc., and of Common Stock held by any other Reporting Entity or any other person.

      Except as otherwise described herein, the securities covered by this
Schedule 13D were acquired for the purpose of investment. The Reporting Entities may decide, jointly or individually, to purchase, subject to the Agreement, additional shares of the Common Stock or other securities of the Company. In addition the Reporting Entities, jointly or individually, may dispose of any or all securities of the Company in any manner permitted by applicable securities laws.


            Item 5.  Interest in Securities of the Issuer.


      (a) As of the date hereof, Barington Companies Equity Partners, L.P. beneficially owns an aggregate of 405,179 shares of Common Stock, representing approximately 1.72% of the shares of Common Stock presently outstanding based upon the Issued and Outstanding Shares.

      As of the date hereof, Barington Companies Offshore Fund, Ltd. (BVI) beneficially owns an aggregate of 27,456 shares of Common Stock, representing approximately 0.12% of the shares of Common Stock presently outstanding based upon the Issued and Outstanding Shares.

      As of the date hereof, Starboard Value & Opportunity Fund, LLC beneficially owns an aggregate of 739,138 shares of Common Stock, representing approximately 3.14% of the outstanding shares of Common Stock based upon the 23,541,322 shares of Common Stock reported by the Company to be issued and outstanding as of March 8, 2004 in its Form 10-K filed with the Securities and Exchange Commission on March 12, 2004 (the "Issued and Outstanding Shares").

      As of the date hereof, Parche, LLC beneficially owns an aggregate of 385,159 shares of Common Stock, representing approximately 1.64% of the shares of Common Stock presently outstanding based upon the Issued and Outstanding Shares.

      (b) Each of the Reporting Entities has sole voting and dispositive power over the shares of Common Stock reported as beneficially owned by it.

      (c) Except as set forth above or in the attached Schedule, no person identified in Item 2 hereof has effected any transaction in shares of such Common Stock during the 60 days preceding the date hereof.

      (d) Not applicable.

      (e) Not applicable.

            Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

      See Item 4.

            Item 7. Material to be Filed as Exhibits.

      1 Agreement of Joint Filing among Starboard Value & Opportunity Fund, LLC, Parche, LLC, Barington Companies Equity Partners, L.P. and Barington Companies Offshore Fund, Ltd. (BVI) dated March 22, 2004.

      2 Agreement among Register.com, Inc., Barington Companies Equity Partners, L.P. and certain other parties dated June 9, 2003. Incorporated by reference to Exhibit 10.42 to the Company's Form 8-K filed with the Securities and Exchange Commission on June 10, 2003.

                                   SIGNATURES
                                   ----------

            After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:      March 22, 2004

                                       BARINGTON COMPANIES EQUITY PARTNERS, L.P.

                                       By: Barington Companies Investors,
                                           LLC, its general partner

                                       By: /s/ James A. Mitarotonda
                                          ------------------------------
                                          Name:  James A. Mitarotonda
                                          Title: Manager


                                       BARINGTON COMPANIES OFFSHORE FUND,
                                       LTD. (BVI)


                                       By: /s/ James A. Mitarotonda
                                          -----------------------------
                                        Name:  James A. Mitarotonda
                                        Title: Manager


                                       STARBOARD VALUE & OPPORTUNITY FUND, LLC


                                       By: Admiral Advisors, LLC, its managing
                                           member

                                       By: /s/ Jeffrey M. Solomon
                                          --------------------------------
                                          Name:  Jeffrey M. Solomon
                                          Title: Authorized Signatory


                                       PARCHE, LLC


                                       By: Admiral Advisors, LLC, its managing
                                           member


                                       By: /s/ Jeffrey M. Solomon
                                          ------------------------------
                                          Name:  Jeffrey M. Solomon
                                          Title: Authorized Signatory

                                    SCHEDULE(1)

Shares purchased by Barington Companies Equity Partners, L.P.

     Date        Number of Shares        Price Per Share                Cost
--------------------------------------------------------------------------------
    3/10/04           3,866                   $5.47                   $21,147
--------------------------------------------------------------------------------
    3/10/04           5,493                   $5.47                   $30,046
--------------------------------------------------------------------------------
    3/11/04           26,666                  $5.56                   $149,329
--------------------------------------------------------------------------------
    3/11/04           59,321                  $5.56                   $329,824
--------------------------------------------------------------------------------
    3/12/04           12,000                  $5.59                   $67,080
--------------------------------------------------------------------------------
    3/15/04            627                    $5.49                    $3,442
--------------------------------------------------------------------------------


Shares purchased by Barington Companies Offshore Fund, Ltd. (BVI)

    Date         Number of Shares        Price Per Share                Cost
--------------------------------------------------------------------------------
   3/10/04             967                    $5.47                   $5,289
--------------------------------------------------------------------------------
   3/10/04            1,373                   $5.47                   $7,510
--------------------------------------------------------------------------------
   3/11/04            6,660                   $5.56                   $37,029
--------------------------------------------------------------------------------
   3/11/04           14,829                   $5.56                   $82,449
--------------------------------------------------------------------------------
   3/12/04            3,000                   $5.59                   $16,680
--------------------------------------------------------------------------------
   3/15/04             627                    $5.49                   $3,442
--------------------------------------------------------------------------------



------------------
1 Excludes broker's fees and commissions.

EXHIBIT 1

                            Agreement of Joint Filing

            Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned persons hereby agree to file with the Securities and Exchange Commission the Statement on Schedule 13D (the "Statement") to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.


            IN WITNESS WHEREOF, the undersigned have executed this Agreement.

Dated:  March 22, 2004

                                       BARINGTON COMPANIES EQUITY PARTNERS, L.P.

                                       By: Barington Companies Investors,
                                           LLC, its general partner

                                       By: /s/ James Mitarotonda
                                          -----------------------------
                                          Name:  James Mitarotonda
                                          Title: Manager


                                       BARINGTON COMPANIES OFFSHORE FUND,
                                       LTD. (BVI)


                                       By: /s/ James A. Mitarotonda
                                          -----------------------------
                                         Name:  James A. Mitarotonda
                                         Title: Manager


                                       STARBOARD VALUE & OPPORTUNITY FUND, LLC


                                       By: Admiral Advisors, LLC, its managing
                                           member

                                       By: /s/ Jeffrey M. Solomon
                                          ------------------------------
                                          Name:  Jeffrey M. Solomon
                                          Title: Authorized Signatory


                                       PARCHE, LLC


                                       By: Admiral Advisors, LLC, its managing
                                           member


                                       By: /s/ Jeffrey M. Solomon
                                          ------------------------------
                                          Name:  Jeffrey M. Solomon
                                          Title: Authorized Signatory